UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number:  001-36231

Scorpio Bulkers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 30, 2018, Scorpio Bulkers Inc. (the "Company") held its 2018 Annual Meeting of Shareholders (the "Meeting"). At the Meeting, the shareholders of the Company:
1.          elected Robert Bugbee and E. Michael Steimler to serve as Class B Directors of the Company until the Company's 2021 Annual Meeting of Shareholders and until their successors are elected and qualified;
2.          ratified the appointment of PricewaterhouseCoopers Audit as the Company's independent auditors for the fiscal year ending December 31, 2018; and
3.          approved an amendment to the Company's Amended and Restated Articles of Incorporation to increase the aggregate number of shares of capital stock that the Company is authorized to issue to Two Hundred and Sixty-Two Million Five Hundred Thousand (262,500,000), consisting of Two Hundred and Twelve Million Five Hundred Thousand (212,500,000) common shares, par value US$0.01 per share, and Fifty Million (50,000,000) preferred shares, par value US$0.01 per share.
Attached to this Report on Form 6-K as Exhibit 3.1 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on June 1, 2018, to effect the increase in authorized share capital.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-217445), the Company's registration statement on Form F-3 (File No. 333-221441), the Company's registration statement on Form F-3 (File No. 333-222013) and the Company's registration statement on Form F-3 (File No. 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC. (registrant)

Dated: June 1, 2018	By:	/s/ Hugh Baker
Hugh Baker Chief Financial Officer

Exhibit 3.1

ARTICLES OF AMENDMENT

OF

SCORPIO BULKERS INC.
Reg. No. 60299

REPUBLIC OF THE MARSHALL ISLANDS

REGISTRAR OF CORPORATIONS

DUPLICATE COPY

The original of this Document was filed in accordance with Section 5 of the Business Corporations Act on

NON RESIDENT

June 1, 2018

Shannon Brennan
Deputy Registrar

ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
SCORPIO BULKERS INC.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

The undersigned, Emanuele A. Lauro, as the Chief Executive Officer of Scorpio Bulkers Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands on March 20, 2013 (the "Corporation"), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certifies that:
1.	The name of the Corporation is: Scorpio Bulkers Inc.
2.	The Articles of Incorporation were filed with the Registrar of Corporations on March 20, 2013.
3.	The Amended and Restated Articles of incorporation were filed with the Registrar of Corporations on April 10, 2013.
4.	The Statement of Designations of Rights, Preferences and Privileges of the Corporation's Series A Participating Preferred Stock was filed with the Registrar of Corporations on June 18, 2015.
5.	The Articles of Amendment to the Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations on December 30, 2015.
6.	The Certificate of Correction to the Articles of Amendment to the Amended and Restated Articles of Incorporation was filed with the Registrar of Corporations on January 11, 2016.
7.	The Articles of Amendment to the Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations on June 1, 2016.
8.	Section D of the Amended and Restated Articles of Incorporation is hereby further amended and restated in its entirety to read as follows:
"D. Effective with the commencement of business on June 4, 2018, the aggregate number of shares of stock that the Corporation is authorized to issue is Two Hundred and Sixty-Two Million Five Hundred Thousand (262,500,000) registered shares, of which Two Hundred and Twelve Million Five Hundred Thousand (212,500,000) shall be designated common shares with a par value of one United States cent (U.S. $0.01) per share, and Fifty Million (50,000,000) shall be designated preferred shares with a par value of one United States cent (U.S. $0.01) per share. The Board of Directors shall have the authority to authorize the issuance from time to time of one or more classes of preferred shares with one or more series within any class thereof, with such voting powers, full or limited, or without voting powers and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereon as shall be set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such preferred shares."
9.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.
10.
This amendment to the Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the annual meeting of shareholders of the Corporation held on May 30, 2018, and by the Corporation's Board of Directors on March 23, 2018.

[REMAINDER OF PAGE LEFT BLANK]

IN WITNESS WHEREOF, I have executed these Articles of Amendment to the Amended and Restated Articles of Incorporation of the Corporation on this 1st day of June, 2018.

By:	/s/ Emanuele A. Lauro
Name: Emanuele A. Lauro
Title: Chief Executive Officer